LOGO

April 8, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Acceleration Request – Initial Filings on Form N-4
Registrants: Pruco Life Insurance Company & Pruco Life Insurance Company of New Jersey
Principal Underwriter: Prudential Annuities Distributors, Inc.

Dear Sir or Madam:

Acceleration of the above-referenced registration statements to April 8, 2011 is hereby requested pursuant to Rule 461 of Regulation C.

Pruco Life Insurance Company requests acceleration with respect to registration number 333-170466 and Pruco Life Insurance Company of New Jersey requests acceleration with respect to registration number 333- 170468.  Each of Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey (each, a “Corporation”) acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare each Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring each Registration Statement effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Corporation may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Pruco Life Insurance Company

Pruco Life Insurance Company of New Jersey

Prudential Annuities Distributors, Inc.

_/s/ George Gannon___________________
George Gannon
Vice President of Pruco Life Insurance Company and Pruco Life Insurance Company of  New Jersey
President and Chief Executive Officer of Prudential Annuities Distributors, Inc.

cc:           Sally Samuel, SEC